UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Adolph Hunter Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2018 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 25, 2018 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the first quarter ended March 31, 2018.

First Quarter 2018:

•	Total Revenue: $452 million, a 4 percent increase year over year

•	Deferred Revenues: $1,166 million, a 10 percent increase year over year

•	GAAP Operating Income: $213 million, representing 47 percent of revenues

•	Non-GAAP Operating Income: $239 million, representing 53 percent of revenues

•	GAAP EPS: $1.16, a 7 percent increase year over year

•	Non-GAAP EPS: $1.30, a 9 percent increase year over year

•	Cash flow from operations: $419 million, an 18% increase year over year

“First quarter revenues were above the midpoint of our projections while EPS reached the top of our guidance range,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “The global cyber threat landscape is becoming increasingly sophisticated.  Attacks are now in their 5th generation, while 97 percent of enterprises are not prepared for these attacks and remain primarily focused on protections for 2nd or 3rd generation attacks. During the first quarter we introduced the Infinity Total Protection Gen V prevention solution, along with its CloudGuard family of security products, and both solutions generated nice wins in the quarter,” Shwed continued.

Financial Highlights for the First Quarter of 2018:

•	Total Revenue: $452 million compared to $435 million in the first quarter of 2017, a 4 percent increase year over year. Revenues were above the midpoint of our guidance.

•	GAAP Operating Income: $213 million compared to $211 million in the first quarter of 2017, representing 47 percent and 48 percent of revenues in the first quarter of 2018 and 2017, respectively.

•	Non-GAAP Operating Income: $239 million compared to $233 million in the first quarter of 2017, representing 53 percent and 54 percent of revenues in the first quarter of 2018 and 2017, respectively.

•	GAAP Taxes on Income: $41 million compared to $39 million in the first quarter of 2017.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $187 million compared to $183 million in the first quarter of 2017. GAAP earnings per diluted share were $1.16 compared to $1.08 in the first quarter of 2017, a 7 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $210 million compared to $202 million in the first quarter of 2017.  Non-GAAP earnings per diluted share were $1.30 compared to $1.20 in the first quarter of 2017, a 9 percent increase year over year.

•	Deferred Revenues: As of March 31, 2018, deferred revenues were $1,166 million compared to $1,063 million as of March 31, 2017, a 10 percent increase year over year.

•	Cash Flow: Cash flow from operations of $419 million compared to $355 million in the first quarter of 2017, which included a tax refund of $45 million related to a prior year.

•	Share Repurchase Program: During the first quarter of 2018, the company repurchased approximately 2.4 million shares at a total cost of approximately $249 million.

•	Cash Balances, Marketable Securities and Short Term Deposits: $4,009 million as of March 31, 2018, compared to $3,848 million as of December 31, 2017.

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

First Quarter Key Highlights

New Product of the Year – Check Point Infinity: Check Point Infinity Voted ‘New Product of the Year’ at Network Computing Awards 2018. Check Point Infinity delivers a broad set of security technologies to protect organizations against the most advanced and unknown Gen V threats and can now be deployed using Check Point Infinity Total Protection (ITP).  ITP is a game-changing new consumption model with a simple all-inclusive, per-user, per-year subscription offering.  The solution provides the key elements of a security infrastructure, including the network security hardware and hardware upgrades, network security software, endpoint, mobile and cloud security software, security updates, support and subscriptions all as a single annuity subscription.

CloudGuard™ Product Family: Protecting enterprises from Gen V cyber-attacks on cloud applications and infrastructure. CloudGuard is the industry’s first set of technologies designed to provide advanced security and threat prevention for software-as-a-service (SaaS) applications and infrastructure-as-a-service (IaaS) solutions. CloudGuard SaaS is designed to prevent account hijacking, utilizing patent-pending ID-Guard technology for cloud-based applications such as Microsoft Office365, Google G-Suite, Salesforce, ServiceNow, Slack, Box, Dropbox and more. Formerly vSEC and now a member of the CloudGuard family, CloudGuard IaaS provides advanced Gen V security/threat prevention of attacks on infrastructure and workloads for leading public and private cloud platforms, including: Amazon Web Services, Google Cloud Platform, Microsoft Azure, Cisco ACI, OpenStack, VMware NSX, VMware Cloud on AWS, VMware ESX, Alibaba Cloud, KVM, Hyper-V and more.

‘Gen V’ Security Management: The latest Smart-1 Appliances power Gen V security management by consolidating multiple consoles and enabling collection, correlation and analysis of security events, monitoring the state of security and managing security policies for all sizes of enterprise in a single device. The New Gen V Smart-1 family boosts performance by up to 8x, enabling collection of up to 100,000 logs/sec and provides high capacity storage for security event analysis.

The Israel Prize: Check Point founder & CEO Gil Shwed was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.  The Israel Prize is an award handed out by the State of Israel and is generally regarded as the state's highest honor. It’s awarded to those who have displayed excellence in their field(s), or contributed strongly to Israeli culture or the State. It was awarded by the president, prime minister, speaker of the Israeli parliament, minister of education, and the president of the Supreme Court in a ceremony that closed Israel’s 70th Independence Day celebrations.

“I was personally moved when I received the call announcing the decision to award me the Israel Prize. The prize is a testament to the global leadership that Check Point has achieved, the company’s importance to Israel and the role that the innovation generated by our employees plays in the future of cyber-security,” concluded Shwed.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 25, 2018, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website at: www.checkpoint.com/ir.

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 3

Second Quarter Investor Conference Participation Schedule:

•	Jefferies 2018 Global Technology, Media and Telecom Conference May 9, 2018 – Beverly Hills, CA

•	J.P. Morgan 46th Annual Technology, Media and Telecom Conference May 16, 2018 – Boston, MA

•	Cowen & Company 46th Annual Technology Media & Telecom Conference May 30, 2018 – New York, NY

•	Bank of America Merrill Lynch 2018 Global Technology Conference June 5, 2018 – San Francisco, CA (Meetings Only)

•	2018 Baird Global Consumer, Technology & Services Conference June 7, 2018 – New York, NY (Meetings Only)

•	Nasdaq 38th Investor Conference June 12, 2018 – London, UK (Meetings Only)

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2018 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture, CloudGuard™ Product Family, and Gen V security management, and our participation in investor conferences during the second quarter of 2018.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2017. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$118,139	$126,326
Security subscriptions	127,251	112,064
Total revenues from products and Security subscriptions	245,390	238,390
Software updates and maintenance	206,936	197,060
Total revenues	452,326	435,450

Operating expenses:
Cost of products and licenses	19,378	23,886
Cost of security subscriptions	3,641	4,080
Total cost of products and security subscriptions	23,019	27,966
Cost of Software updates and maintenance	20,677	20,785
Amortization of technology	546	546
Total cost of revenues	44,242	49,297

Research and development	53,363	46,092
Selling and marketing	119,758	106,187
General and administrative	21,538	23,044
Total operating expenses	238,901	224,620

Operating income	213,425	210,830
Financial income, net	14,860	10,368
Income before taxes on income	228,285	221,198
Taxes on income	41,145	38,647
Net income	$187,140	$182,551

Basic earnings per share	$1.18	$1.11
Weighted-average number of shares used in computing basic earnings per share	158,192	165,110

Diluted earnings per share	$1.16	$1.08
Weighted-average number of shares used in computing diluted earnings per share	161,711	168,539

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.S
ELECTED FINANCIAL METRICS

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

Revenues	$452,326	$435,450
Non-GAAP operating income	238,998	233,164
Non-GAAP net income	209,891	201,500
Diluted Non-GAAP Earnings per share	$1.30	$1.20
Number of shares used in computing diluted Non-GAAP earnings per share	161,711	168,539

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)

GAAP operating income	$213,425	$210,830
Stock-based compensation (1)	22,314	19,075
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,259
Non-GAAP operating income	$238,998	$233,164

GAAP net income	$187,140	$182,551
Stock-based compensation (1)	22,314	19,075
Amortization of intangible assets and acquisition related expenses (2)	3,259	3,259
Taxes on the above items (3)	(2,822)	(3,385)
Non-GAAP net income	$209,891	$201,500

Diluted GAAP Earnings per share	$1.16	$1.08
Stock-based compensation (1)	0.14	0.11
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02
Taxes on the above items (3)	(0.02)	(0.01)
Diluted Non-GAAP Earnings per share	$1.30	$1.20

Number of shares used in computing diluted Non-GAAP earnings per share	161,711	168,539

(1) Stock-based compensation:
Cost of products and licenses	$37	$16
Cost of software updates and maintenance	686	557
Research and development	4,036	3,685
Selling and marketing	5,290	2,732
General and administrative	12,265	12,085
	22,314	19,075

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	546
Research and development	1,897	1,897
Selling and marketing	816	816
	3,259	3,259
(3) Taxes on the above items	(2,822)	(3,385)

Total, net	$22,751	$18,949

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	March 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$213,100	$245,014
Marketable securities and short-term deposits	1,297,172	1,165,716
Trade receivables, net	288,469	472,223
Prepaid expenses and other current assets	45,135	81,478
Total current assets	1,843,876	1,964,431

Long-term assets:
Marketable securities	2,498,782	2,437,315
Property and equipment, net	78,552	77,767
Deferred tax asset, net	114,477	119,431
Goodwill and other intangible assets, net	829,468	830,407
Other assets	57,076	33,575
Total long-term assets	3,578,355	3,498,495

Total assets	$5,422,231	$5,462,926

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$861,682	$878,287
Trade payables and other accrued liabilities	316,016	328,638
Total current liabilities	1,177,698	1,206,925

Long-term liabilities:
Long-term deferred revenues	304,372	308,286
Income tax accrual	348,509	337,453
Accrued severance pay	10,232	10,139
	663,113	655,878

Total liabilities	1,840,811	1,862,803

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,321,757	1,305,130
Treasury shares at cost	(6,116,958)	(5,893,182)
Accumulated other comprehensive loss	(33,446)	(15,634)
Retained earnings	8,409,293	8,203,035
Total shareholders’ equity	3,581,420	3,600,123
Total liabilities and shareholders’ equity	$5,422,231	$5,462,926
Total cash and cash equivalents, marketable securities and short-term deposits	$4,009,054	$3,848,045

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2018	2017
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$187,140	$182,551
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,888	2,981
Amortization of intangible assets	940	940
Stock-based compensation	22,314	19,075
Realized loss on marketable securities	2	75
Decrease in trade and other receivables, net	181,395	191,182
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	19,207	(52,753)
Deferred income taxes, net	3,947	11,362
Net cash provided by operating activities	418,833	355,413

Cash flow from investing activities:

Investment in property and equipment	(4,672)	(7,953)
Net cash used in investing activities	(4,672)	(7,953)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	19,945	24,382
Purchase of treasury shares	(249,408)	(247,862)
Payments related to shares withheld for taxes	(299)	(209)
Net cash used in financing activities	(229,762)	(223,689)

Unrealized gain (loss) on marketable securities, net	(23,390)	3,964

Increase in cash and cash equivalents, marketable securities and short term deposits	161,009	127,735

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,848,045	3,669,024

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,009,054	$3,796,759

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

April 25, 2018

©2018 Check Point Software Technologies Ltd. All rights reserved | P. 9